Exhibit 99.3

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

Update to Chapter A
(Description of Company Operations)
of the Periodic Report for 2015

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

2

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

Update to Chapter A (Description of Company Operations) 1

to the Periodic Report for 2015 ("Periodic Report")

of "Bezeq" - The Israel Telecommunication Corporation Ltd. ("the Company")

1.	General development of the Group's business

Section 1.1.2 - Merger of the Company and DBS

Regarding the Purchase Transaction in which context the Company acquired from Eurocom DBS all its holdings in DBS - on March 21, 2016, the Company paid Eurocom DBS the first installment (of three) for the consideration which is contingent on the business results of DBS in the next three years. Moreover, further to the Company entering into a tax assessment agreement with the Tax Authority and a taxation decision in the matter of financing income, shareholders loans, the losses and merger of DBS, on September 27, 2016 under the terms of the Purchase Transaction, the Company paid the first additional consideration component (which is contingent, inter alia, on obtaining a final ruling regarding the taxation of DBS’s losses). On this, see also the Company’s Immediate Report dated September 25, 2016, included here by way of reference and the update to Section 2.14 in this report, as well as Notes 4 and 5 in the Company’s financial statements for the period ended September 30, 2016.

Section 1.4 - Dividend distribution

For information about a dividend distribution in the amount of NIS 776 million in respect of profits in the second half of 2015 that was approved by a general meeting of the Company’s shareholders on May 3, 2016, and in connection with a dividend distribution in the amount of NIS 665 million in respect of profits in the first half of 2016 that was approved by the general meeting of the Company’s shareholders on August 30, 2016, see Note 9 to the Company’s financial statements for the period ended September 30, 2016. The outstanding distributable profit at the report date is NIS 406 million2 (surpluses accumulated in the last two years after reducing previous distributions).

[1]	The update is further to Regulation 39A of the Securities Regulations (Periodic and Immediate Reports), 1970, and includes material changes or innovations that have occurred in the corporation in any matter which must be described in the periodic report. The update relates to the Company's periodic report for the year 2015 and refers to the section numbers in Chapter A (Description of Company Operations) in the said periodic report.

[2]	Including revaluation gains in the amount of NIS 12 million for an increase in the control of DBS. Pursuant to a Board of Directors’ resolution dated February 10, 2015, these revaluation gains will be excluded from the dividend distribution policy and will not be distributed as a dividend.

3

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

Section 1.5.4 - Main results and operational data

A.	Bezeq Fixed Line (the Company's operations as a domestic carrier)

	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015
Revenues (NIS million)	1,089	1,100	1,112	1,088	1,101	1,105	1,113
Operating profit (NIS million)	519	540	536	427	512	662	547
Depreciation and amortization (NIS million)	188	185	183	185	184	180	176
EBITDA (Earnings before income taxes, depreciation and amortization) (NIS million)(1)	707	725	719	612	696	842	723
Net profit (NIS million)	343	326	328	340	256	382	346
Cash flow from operating activities (NIS million)	526	517	539	668	686	456	548
Payments for investments in property, plant & equipment and intangible assets (NIS million)	207	227	195	197	230	191	231
Proceeds from the sale of property, plant & equipment and intangible assets (NIS million)	22	54	41	33	21	80	12
Free cash flow (NIS million) (2)	341	344	385	504	477	345	329
Number of active subscriber lines at the end of the period (in thousands)(3)	2,137	2,151	2,167	2,181	2,193	2,204	2,208
Average monthly revenue per line (NIS) (ARPL)(4)	58	58	59	60	60	60	61
Number of outgoing minutes (in millions)	1,297	1,257	1,316	1,379	1,373	1,396	1,459
Number of incoming minutes (in millions)	1,382	1,314	1,348	1,403	1,410	1,386	1,429
Number of active subscriber lines at the end of the period (in thousands)(7)	1,539	1,521	1,503	1,479	1,448	1,418	1,390
Number of active subscriber lines at the end of the period - wholesale (in thousands) (7)	347	323	290	244	177	78	11
Average monthly revenue per Internet subscriber (NIS) - retail	89	90	91	89	88	88	87
Average bundle speed per Internet subscriber (Mbps)(5)	41.8	40.2	38.9	37.8	36.7	34.9	33.2
Churn rate, telephony subscribers (6)	2.6%	2.4%	2.9%	2.7%	2.6%	2.4%	2.4%

(1)	EBITDA (Earnings before income taxes, depreciation and amortization) is a financial index that is not based on generally accepted accounting principles. The Company presents this index as an additional index for assessing its business results since this index is generally accepted in the Company's area of operations which counteracts aspects arising from the modified capital structure, various taxation aspects and methods, and the depreciation period for fixed and intangible assets. This index is not a substitute for indices which are based on GAAP and it is not used as a sole index for estimating the results of the Company's activities or cash flows. Additionally, the index presented in this report is unlikely to be calculated in the same way as corresponding indices in other companies.
(2)	Free cash flow is a financial index which is not based on GAAP. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net. The Company presents free cash flow as an additional index for assessing its business results and cash flows because the Company believes that free cash flow is an important liquidity index that reflects cash resulting from ongoing operations after cash investments in infrastructure and other fixed and intangible assets.
(3)	Inactive subscribers are subscribers whose Bezeq lines have been physically disconnected (except for a subscriber during (roughly) the first three months of the collection process).
(4)	Excluding revenues from transmission services and data communication, Internet services, services to communications operators and contractor and other works. Calculated according to average lines for the period.
(5)	For bundles with a range of speeds, the maximum speed per bundle is taken into account.
(6)	The number of telephony subscribers who left Bezeq Fixed Line during the period divided by the average number of registered telephony subscribers in the period.
(7)	Number of active Internet lines including retail and wholesale lines. Retail - Internet lines provided directly by the Company. Wholesale - Internet lines provided through a wholesale service to other communications providers.

4

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

B.	Pelephone

	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015
Revenue from services (NIS million)	468	456	455	477	521	502	499
Revenue from sale of terminal equipment (NIS million)	181	202	216	236	208	219	228
Total revenue (NIS million)	649	658	671	713	729	721	727
Operating profit (NIS million)	27	8	1	11	61	53	32
Depreciation and amortization (NIS million)	92	95	104	100	109	106	104
EBITDA (Earnings before income taxes, depreciation and amortization) (NIS million)(1)	119	103	105	111	170	159	136
Net profit (NIS million)	32	13	13	11	55	49	36
Cash flow from operating activities (NIS million)	152	180	185	14	163	202	351
Payments for investments in property, plant and equipment and intangible assets (NIS million)	64	63	51	65	90	199	72
Free cash flow (NIS million) (1)	88	117	134	(51)	73	3	279
Number of subscribers at the end of the period (thousands) (2) (5)	2,348	2,260	2,692	2,651	2,569	2,566	2,565
Average monthly revenue per subscriber (NIS) (ARPU) (3)(6)	68	68	57	60	68	65	65
Churn rate (4)	6.1%	6.2%	5.2%	6.7%	6.4%	6.1%	6.5%

(1)	Regarding the definition of EBITDA (earnings before income taxes, depreciation and amortization) and free cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.
(2)	Subscriber data includes Pelephone subscribers (without subscribers from other operators hosted on the Pelephone network) and does not include subscribers connected to Pelephone services for six months or more but who are inactive. An inactive subscriber is one who in the past six months has not received at least one call, has not made one call / sent one SMS, performed no Internet activity on his phone or has not paid for Pelephone services. It is noted that a customer may have more than one subscriber number (“line”).
(3)	Average monthly revenue per subscriber. The index is calculated by dividing the average total monthly revenues from cellular services, from Pelephone subscribers and other telecom operators, including revenues from cellular operators who use Pelephone's network, repair services and extended warranty in the period, by the average number of active subscribers in the same period.
(4)	The churn rate is calculated at the ratio of subscribers who disconnected from the company's services and subscribers who became inactive during the period, to the average number of active subscribers during the period.
(5)	See Section 3.4 on the write-off of the CDMA subscribers. In Q2, the number of Pelephone subscribers increased by 67,000 while in contrast Pelephone wrote-off 499,000 subscribers, as noted in Section 3.4.
(6)	The effect of writing off the CDMA subscribers, as noted in Section 3.4, led to an increase of NIS 12 in Pelephone’s ARPU in Q2 2016.

5

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

C.	Bezeq International

	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015
Revenues (NIS million)	384	377	395	405	389	391	393
Operating profit (NIS million)	45	47	37	58	59	62	61
Depreciation and amortization (NIS million)	35	35	33	35	33	32	32
EBITDA (Earnings before income taxes, depreciation and amortization) (NIS million)(1)	80	82	70	93	92	94	93
Net profit (NIS million)	33	33	26	42	41	45	44
Cash flow from operating activities (NIS million)	65	69	49	96	69	74	62
Payments for investments in property, plant and equipment and intangible assets (NIS million) (2)	24	33	37	21	28	26	53
Free cash flow (NIS million) (1)	41	36	12	75	41	48	9
Churn rate (3)	5.5%	4.5%	5.2%	4.6%	4.4%	4.2%	4.1%

(1)	On the definition of EBITDA (earnings before income taxes, depreciation and amortization) and cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.
(2)	The item also includes long term investments in assets.
(3)	The number of Internet subscribers who left Bezeq International during the period, divided by the average number of registered Internet subscribers in the period.

6

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

D.	DBS

	Q3 2016	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015
Revenues (NIS million)	434	434	439	449	446	439	440
Operating profit (NIS million)	62	77	57	47	74	70	59
Depreciation and amortization (NIS million)	75	74	76	88	78	80	76
EBITDA (Earnings before income taxes, depreciation and amortization) (NIS million)(1)	137	151	133	135	152	150	135
Net profit (loss) (NIS million)	(142)	(114)	(71)	(110)	(75)	(166)	(3)
Cash flow from operating activities (NIS million)	154	110	158	105	145	106	149
Payments for investments in property, plant and equipment and intangible assets (NIS million)	50	58	59	43	75	82	65
Free cash flow (NIS million) (1)	104	52	99	62	70	24	84
Number of subscribers (at the end of the period, in thousands) (2)	618	623	629	635	637	636	632
Average monthly revenues per subscriber (ARPU) (NIS)(3)	233	231	231	235	233	231	232
Churn rate (4)	4.5%	3.6%	4.2%	3.5%	3.9%	3.1%	3.4%

(1)	On the definition of EBITDA (earnings before income taxes, depreciation and amortization) and cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.
(2)	Subscriber - a single household or small business customer. In the case of a business customer with multiple reception points or a large number of set-top boxes (such as a hotel, kibbutz, or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer. The number of subscribers was corrected retrospectively due to an insignificant change in the counting of subscribers among large customers.
(3)	Monthly ARPU is calculated by dividing total DBS revenues (from content and equipment, premium channels, advanced products, and other services) by the average number of customers. The average monthly revenue was corrected retrospectively due to an insignificant change in the counting of subscribers among large customers.
(4)	Number of DBS subscribers who left DBS during the period, divided by the average number of DBS registered subscribers in the period.

7

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

Section 1.6 - Forecast regarding the Group

Regarding the forecast for the Group for 2016 as published in the 2015 Financials:

Based on the information which is currently known to the Bezeq Group, the Group’s free cash flow3 for 2016 is expected to be approximately NIS 2.2 billion.

There is no change in the Company’s estimates relating to the other parameters in the forecast as published (net profit and EBITDA4), after adjustment for provisions for early retirement and the effect of collective labor agreements that were signed in the total amount of NIS 140 million (including a provision of NIS 78.5 million by the Company, as detailed in the update to Section 2.9.3). Moreover, if the reduction in the corporate tax rate is approved before December 31, 2016, the 2016 financials are expected to include a decrease in the Company’s tax asset, and accordingly reduced net profit for shareholders. On this matter, see Note 5 to the Company's consolidated financial statements for the period ended September 30, 2016.

The Company's forecasts in this section are forward-looking information, as defined in the Securities Law. The forecasts are based on the Company's estimates, assumptions and expectations and do not include additional effects, insofar as there are any, of the provision for early retirement of employees and/or the signing of collective labor agreements, beyond the foregoing. The Group's forecasts are based, inter alia, on its estimates regarding the structure of competition in the telecommunications market and regulation in this sector, the economic situation and accordingly, the Group's ability to implement its plans in 2016. Actual results may differ from these estimates, taking note of changes which may occur in the foregoing, in business conditions and the effects of regulatory decisions, technology changes, developments in the structure of the telecommunications market, and so forth, or insofar as one or more of the risk factors listed in Sections 2.20, 3.20, 4.17 and 5.21 in the 2015 Financials, materializes.

Section 1.7 - General environment and the influence of outside factors on the Group's activity

Section 1.7.2 - Activities of Bezeq Group as a communications group and the structural separation restriction

Subsection (B) - Easing of structural separation - approval to market joint service bundles with restrictions - further to the information in this section, including on the dispute between Bezeq and Partner and Cellcom - the Company and the Ministry of Communications are discussing the issue. On this matter, see also the update to Section 1.7.3(D) (Cancellation of structural separation).

Section 1.7.3 - Regulatory oversight and changes in the regulatory environment - wholesale market

Subsection (C) - list of wholesale services and hearing regarding wholesale service files and their prices: further to the description of the petition filed by the Company in HCJ, further to the revised notice submitted by the State to HCJ on January 11, 2016 regarding a review of changes to be made on two issues, on April 4, 2016, the Ministry of Communications distributed a hearing (to the Company and the license holders) regarding a mechanism for reviewing and revising the forecast for demand for the purpose of updating the wholesale market tariffs for 2017 - 2018. On May 10, 2016, the Company submitted its comments on the hearing, whereby, among other things, the components to be examined for the purpose of updating the transfer tariffs should be limited and steps should be taken to guarantee the reliability of the data and prevent manipulation. Furthermore, on May 2, 2016, the Ministry distributed a hearing about revising the service level requirements and introducing a SLA (service level agreement) for the BSA and telephony service, which includes a proposed amendment to the service file on this matter, the purpose of which, according to the Ministry, is to determine that the same level of service should apply to the services in the file and to the retail, telephony and Internet infrastructure services. Furthermore, to ensure that the obligation to provide equal service across the board and that a reasonable level of service are maintained in view of the increasing number of subscribers who will be using the Company’s infrastructures, the hearing proposes establishing a mechanism for reporting and submitting information. On June 14, 2016, the Company submitted its comments supporting the Ministry’s approach whereby “the service file should be amended to determine that the same level of service should apply to the services in the file and to the retail services” and consequently, the “service levels per subscriber” in the Company’s license should correspond with the present situation and generally accepted practice, as was stipulated in the past. In July 2016, the Ministry submitted a draft procedure on the movement of customers between operators for the operators comments. The Company submitted its comments on July 28, 2016 whereby the procedures will impede movement between service providers in the wholesale market and movement to service in the retail market. The Company proposed appropriate formal principles and procedures to simplify movement between each of the links in the service provider chain.

[3]	For a definition of free cash flow, see note (2) to the table in the update to Section 1.5.4 A.
[4]	For a definition of EBITDA, see note (1) to the table in the update to Section 1.5.4 A.

8

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

Subsection C(3) - Passive wholesale services (physical infrastructures and SLU) - in a letter dated July 6, 2016, the Ministry announced its decision to revise the arrangement in the licenses of the Company and HOT via an updated appendix to the physical infrastructures service file “implementation of security provisions concerning the Bezeq network”. The Company submitted its comments on the subject. A letter accompanying the aforementioned update, dated July 11, 2016, noted that with the exception of this update “the regulations in the passive services file remain unchanged” and that the Company must implement it immediately without attaching any conditions to provision of the service to providers. On July 14, 2016, the Company stated that it has long been ready to provide a wholesale service for the use of its physical infrastructures in accordance with the service file, and that the regulations have already been applied in the service file. The Company reiterated that the Communications (Telecommunications and Broadcasts) (Use of a Domestic Carrier’s Public Network) Regulations, 2014, and the subsequent service file stipulate that the wholesale market services are designated exclusively for the fixed-line market and not for any other use of the Company’s physical infrastructures, which deviates from the service file and the regulations and that insofar as any changes are being considered in the regulations and the service file, a formal hearing procedure must take place. The Company and the Ministry corresponded on the subject and on November 2, 2016 the Company received a reply that the Ministry reiterates the information in its aforementioned letter and it is willing to consider the need for a decision (which is not conditional) regarding specific segments that were extended specifically for the exclusive use of a service provider on isolated cellular sites. In response to this letter, on November 13, 2016, the Company wrote to the Ministry of Communications Director General rejecting the information in the letter with a request to appear before the Director General on the subject. On this matter, see also the description of a claim by Cellcom and Partner below and the update to Section 1.7.4(K).

On the Company’s petition to HCJ on the subject of the wholesale market - on May 23, 2016, a ruling was given whereby the court found no legal cause for intervention and would therefore not grant the petition.

Regarding an administrative petition filed by the Company against the imposition of fines in the amount of NIS 8.5 million for implementation of the broadband reform - on May 18, 2016, a preliminary hearing on the petition was held and the case was scheduled for a hearing.

On September 26, 2016, the Company received an action that was filed by way of an opening motion in the Tel Aviv District Court by Cellcom Israel Ltd., Partner Communications Ltd. and another applicant (all of them together: “the Applicants”) for declarative relief and orders for mandamus against the Company. In the context of the action, the court is asked, inter alia: (1) to declare that the Company is obligated to market those ISPs who are among the Applicants (013 Netvision and 012 Smile) as part of the joint bundles marketed by the Company (“Reverse Bundle”) in an equal manner and in accordance with the Ministry’s instructions, and to instruct the Company to do so. (2) To declare that the obligations imposed on the Company with respect to the supply of managed wholesale broadband access include an obligation to install and connect customers of 013 Netvision and 012 Smile to the Company’s infrastructure up to the first socket in their home, and to instruct the Company to do so. (3) To declare that the Company is obligated to allow the Applicants and/or any one of them to use the passive infrastructure that it owns and to instruct the Company to do so.

Subsection D - Cancellation of structural separation- Further to the information in Section 1.1.2 of the Periodic Report (and the amended transaction report dated March 12, 2015 which was included in that section by way of reference) - the Company continues to negotiate with the Ministry of Communications on the subject of the gradual cancellation of structural separation, including the possibility that in the first stage companies will be allowed to merge while maintaining separation between operating segments in the merged company.

9

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

Section 1.7.4 - Regulatory oversight and changes in the regulatory environment - additional topics

Subsection (D) - further to a description in the Ministry of Communications clarifying document dated October 31, 2013 concerning non-discrimination between subscribers, on April 21, 2016 the Ministry circulated a letter to license holders whereby it intends to examine the possibility of conducting a hearing on the issue of licensing provisions with respect to price discrimination between subscribers, given that the rules and regulations relating to such price discrimination for communications companies are not uniform (fixed line / mobile / telecom / broadcasting) and that consideration should be given to formulating a set of rules that would standardize the regulations for all relevant entities, in a manner that is also consistent with the changes and developments in the market. The letter also mentions that the professional opinion of the Antitrust Authority on this matter was recently accepted. On August 9, 2016, the Ministry of Communications sent an RFI to examine the existing regulations on this subject. The Group’s companies were in favor of differential pricing. The Company also emphasized that any decision must reflect a uniform, non-discriminatory policy in relation to all the operators in the market.

Subsection G(2)- amendment of licenses to ensure operational continuity by communications companies in emergency situations - on November 1, 2016, the Ministry published a hearing for comments to be received by December 1, 2016, on a further amendment to the licenses of the communications companies regarding their deployment to ensure operational continuity in emergencies, including provisions concerning the installation of supporting infrastructure on core sites. The Company is studying the hearing and will submit its comments.

Addition of Subsection J - transfer of powers relating to communications to Minister Tzachi Hanegbi

On July 18, 2016, the Knesset plenum approved the government’s announcement in accordance with its powers under Section 31(B) of the Basic Law: The Government, to confer on Minister Tzachi Hanegbi the powers invested in the Minister of Communications whose execution is required in connection with matters pertaining to and/or that significantly affect the Company or one of its subsidiaries, including the exercising of powers in those areas in which the Company or one of its subsidiaries has a monopoly or competes exclusively (or almost exclusively) with another company, and including - the regulation of fixed-line infrastructure and fixed-line telephony and the regulation of multi-channel broadcasts.

Addition of Subsection K - Proposed Economic Plan for 2017-2018.

On November 2, 2011 a first reading was passed of the government’s Economic Plan (Legislative Amendments for Implementing the Economic Policy for Fiscal Years 2017 and 2018) Bill, 2016. During the discussion in the Knesset House Committee in which the bill is split up for discussion by different committees, it was decided that the discussion of the communications section would take place in the Economic Affairs Committee. The bill includes a chapter concerning communications that addresses various matters, including:

The obligation of a licensed domestic carrier (according to the explanation - any domestic carrier license holder including a special, general license holder) to allow access to its passive infrastructure (excluding the passive infrastructure of a licensed domestic carrier owned by IEC and which it requires, for the purpose of its operations as the holder of a critical service provider license) by other licensed domestic carriers, for any use whatsoever. This means allowing IBC and HOT Telecom to use the Company’s infrastructure. Insofar as the current version of the bill is passed, it will be favorable towards the Company’s direct competitors (HOT and IBC), who are ostensibly obligated to provide universal service (on this, see the update to Section 2.6). Furthermore, it will affect the commercial relationship between the Company and the communications operators. The bill also includes the granting of an exemption from obtaining a building permit for licensed domestic carriers or holders of a special license who were given powers under Chapter 6 of the Communications Law, who establish a public telecom network or any part thereof, including a telecom installation (under the conditions prescribed in the Planning and Building Law). At the same time, the bill abolishes a provision in the Communications Law whereby a license holder’s plan to lay an underground cable network in public land will be deemed approved from 60 days after the plan is submitted, insofar as no other decision is received by that date from the local planning and building committee. Furthermore, the prohibition on carrying out excavation, ploughing or planting works without a permit from the Minister of Communications or any person he appoints was repealed. The draft document also addresses various other matters aimed at increasing competition in the multi-channel television sector, including amendments to the law on the distribution of broadcasts via digital channels, choosing an operator for the Idan Plus broadcasting distribution system and various matters relating to the system, provisions relating to the broadcasting of TV channels on the Internet, and it also obligates sports channels and entities that broadcast sports content to grant permits relating to sports content and channels and it sets their prices. On this matter, see also the update to Section 5.1.

10

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

2.	Bezeq (“the Company”) - Domestic fixed-line communications

Section 2.2.5 - Other services

In addition to the “smart home” service that the Company provides, in August 2016 the Company launched the “smart city” service which includes a complete urban management system for a variety of urban services the purpose of which is to improve service to residents while streamlining and saving municipal resources through the use of advanced technology. Among other things, the system is planned to include a command and control system, wireless surfing all over the city, security cameras as well as the management of various municipal services.

Section 2.6 Competition

On September 28, 2016, the Advisory Committee that was appointed in accordance with the Communications (Telecommunications and Broadcasts) (Advisory Committee) Regulations, 2011, submitted a recommendation to the Minister of Communications to postpone the date for implementing its decision from November 13, 2014 on the subject of laying HOT Telecom infrastructure, by one year, to November 13, 2017, where no later than December 31, 2016 HOT is required to provide its services to all subscribers on OTT technology on broadband Internet (which in practice belongs to the Company) in all the communities in which it does not currently serve. On this matter, see also the update to Section 1.7.4 (K).

Section 2.6.5 B Other potentially competing infrastructures

On June 21, 2016, a Ministry of Communications announcement was published whereby the Ministry granted permission to communications companies that have no fixed-line infrastructure (Cellcom and Partner) to compete for investment in IBC. According to the announcement - Partner informed the Ministry of Communications that it intends to lay optical fibers. The Ministry of Communications welcomed this decision which is consistent with its policy to accelerate the distribution of advanced infrastructures, to encourage the distribution, assimilation and use of advanced technologies such as: 5G, IOT, multi-channel TV and other uses of broadband that are planned for 2020. According to the announcement, all these measures are designed to open the fixed-line market (in which the Company has a monopoly) to competition, with the emphasis on infrastructure upgrading.

Section 2.7.2 – Domestic fixed-line communications infrastructure and equipment

At the end of June 2016, the Company disconnected a cable that was identified in one of its underground communications pits near the Ministry of Defense’s Kirya base in Tel Aviv that does not belong to the Company and should not have been there. It is quite rare to find such invasive infrastructure, which could be a sign of a breach of security (mainly in connection with bugging and information leakage). When it emerged that this cable had been laid by Cellcom, which had unlawfully infiltrated and caused damage to the Company’s installations, and following requests from the defense establishment, it was agreed that work to connect the cable would be approved and that no action would be taken with respect to this cable without prior coordination.

On July 1, 2016, Cellcom filed an application to the Tel Aviv Magistrate’s Court for temporary injunctions against the Company ex parte, instructing the Company to refrain from disconnecting the cable both with respect to the pit adjacent to the Kirya and with respect to Cellcom infrastructure in other pits owned by the Company, until a ruling is given on a claim it intends to file. That same day, the court granted a temporary order ex parte instructing the Company not to disconnect the infrastructure in the Kirya communications pit for 10 days, and it determined that a statement of claim will be filed in the case within 7 days. On July 8, 2016, after the Company submitted its position, the court handed down its decision that the temporary relief was no longer necessary following an agreement between the Company and defense entities in connection with this pit, and that it would be difficult to find a basis for issuing orders instructing the Company to act lawfully in relation to other communications pits. On September 14, 2016, Cellcom’s action was struck out while the Company’s undertaking regarding the aforementioned pit remained in place until discussions between the parties are complete, as agreed, or some other agreement is reached vis-a-vis the Ministry of Communications, and without derogating from their right to file a claim in the future regarding their losses in connection with the aforementioned events.

11

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

Following this event, both the Company and Cellcom filed complaints with the police. Moreover, both the Ministry of Communications and the Antitrust Authority asked the Company for information about this event and the Company submitted such information.

Section 2.9.3 - Early retirement plans

On November 22, 2016, the Board of Directors approved an additional budget of NIS 78.5 million for 2016 for the early retirement of 58 employees on the early retirement track in accordance with the conditions of the collective labor agreement from December 2006, as amended in August 2015. On this matter, see also Note 8 to the Company's consolidated financial statements for the period ended September 30, 2016.

Section 2.9.6 - Officers and senior management in the Company

On the Company's compensation policy – on May 3, 2016, a general meeting of the Company’s shareholders approved the new compensation policy, which entered into force from that date for three years. On this matter, see also an immediate report dated May 4, 2016 about the results of a general meeting of the Company’s shareholders on May 3, 2016 to which the new compensation policy was attached, included here by way of reference.

Section 2.11 – Working capital

For information about the Company’s working capital, see Section 1.3 in the Directors Report.

At September 30, 2016, the Company has a working capital deficit of NIS 1,163 million (this figure refers to the Company’s financial statements. In the Company's consolidated financial statements as at September 30, 2016, there is a working capital deficit in the amount of NIS 783 million).

Section 2.13 - Financing

On a shelf prospectus for the issuance of various Company securities that was published on May 29, 2014 - on May 11, 2016, the Israel Securities Authority granted permission to extend the period of the securities offering in accordance with the shelf prospectus until May 29, 2017.

Section 2.13.1 – Average and effective interest rates on loans, Section 2.13.4 - Credit received during the Reporting Period, and Section 2.13.5 - Company debentures

On April 21, 2016, the Company completed an issuance by way of an expansion of an existing series of marketable debentures (Series 9) in accordance with a shelf prospectus dated May 30, 2014, as amended due to a clerical error on June 5, 2014. Within the context of this issuance, a total of NIS 714,050,000 par value was issued in consideration of NIS 769 million. The conditions of the issued debentures are the same as those of the Series 9 debentures in circulation. On this matter, see also the Company’s reports (shelf offering Report dated April 19, 2016 and the Company’s announcement about the results of the issuance in accordance with a shelf offering report dated April 21, 2016), which are included in this report by way of reference, as well as Section 4 of the Directors Report and Note 6 to the Company’s financial statements for the period ended September 30, 2016.

On June 1, 2016, the Company repaid the last principal payment for Series 5 debentures thus securing final redemption of the debentures.

On June 1, 2016, credit was provided to the Company in the total amount of NIS 900 million, based on undertakings given by banks under conditions described in the 2015 Periodic Report.

12

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

The following is an up-to date table of the distribution of long-term loans (including current maturities), including information about the aforementioned issuance and credit:

Loan term	Source of financing	Principal amount	Currency or linkage	Type of interest and change mechanism	Average interest rate	Effective interest rate	Interest range in 2016
		(NIS million)
	Banks	1,253	Unlinked NIS	Variable, based on prime rate*	1.64%	1.65%	1.27%-1.80%
	Banks	2,389	Unlinked NIS	Fixed	4.58%	4.62%	2.40%-6.85%
Long-term loans	Non-bank sources	734	Unlinked NIS	Variable, based on annual STL rate**	1.52%	1.58%	1.47%-1.55%
	Non-bank sources	2,210	Unlinked NIS	Fixed	4.53%	4.69%	3.11%-6.65%
	Non-bank sources	3,353	CPI-linked NIS	Fixed	2.49%	2.54%	2.20%-3.70%

*	Prime interest rate - 1.6% at November 2016.
**	STL yield per year (817) – 0.126% (average of the last five trading days of August 2016) for the interest period commencing September 1, 2016.

Section 2.13.6 - Credit rating

In connection with an issuance made by the Company in April 2016 (see update to Section 2.13.4) - on April 17, 2016, Standard & Poor's Maalot Ltd. affirmed the ilAA5 rating (no change from the previous rating) for an issue of the Company’s debentures up to an amount of NIS 800 million par value by means of an expansion of Series 9 Debentures. Additionally, on the same day, Midroog Ltd. announced a rating of Aa2.il outlook stable (no change from the previous rating) for debentures issued by the Company in the amount of NIS 800 million par value by means of an expansion of Series 9 Debentures. On this, see two immediate reports published by the Company on April 17, 2016 and April 18, 2016, which are included in this report by way of reference.

On April 25, 2016, Standard & Poor's Maalot Ltd. affirmed a rating of ilAA/Stable for the Company and its debentures (Series 5-10) and for Pelephone, as detailed in the full rating report published in an Immediate Report issued by the Company on April 25, 2016, which is included here by way of reference.

On June 2, 2016, Midroog Ltd. reaffirmed the Aa2.il rating for the Company’s debentures (Series 6-10), as detailed in the full rating report published by the Company in an Immediate Report on June 2, 2016 and in a supplementary Immediate Report on July 12, 2016, which are included here by way of reference.

On this matter, see also Section 4 of the Directors Report.

Section 2.14 - Taxation

On September 15, 2016, the Company signed a tax assessment agreement with the Tax Authority (“the Tax Assessment Agreement”), ending the dispute involving the assessing officer’s claims concerning financing income from the shareholder loans and in respect of the rights and holdings that the Company acquired in DBS (“the Tax Issue”) and concerning DBS’s claims that its entire losses, as they are recorded in its statements, should be recognized for tax purposes. In addition, a taxation decision was reached in the Agreement which includes the Tax Authority’s preliminary approval for the merger of DBS with and into the Company, in accordance with the provisions of Section 103B of the Income Tax Ordinance (“the Approval”).

According to the Tax Assessment Agreement, the Company will pay tax in the amount of NIS 462 million,6 and the total losses of DBS will be set at NIS 5.26 billion as a final assessment as of December 31, 2013, where a further loss will be added to this amount for the tax issue through June 2015 in the amount of NIS 315 million (NIS 223 million for 2014 and NIS 91 million for 2015). Moreover, all the Company’s holdings and rights in DBS will be treated as equity in DBS’s books and a capital investment in the Company’s books, and no other income will be recorded for the Company, nor will any additional tax be paid with respect to the foregoing.

[5]	Company rating ilAA/Stable.
[6]	The Company made this payment on September 29, 2016.

13

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

In parallel, the Tax Authority gave approval for tax purposes to perform the merger of DBS with and into the Company, in accordance with the provisions of Section 103B of the Income Tax Ordinance, DBS’s losses at the date of the merger may be set off against the profits of the acquiring company provided that in each tax year, the amount offset does not exceed 12.5% of the aggregate losses (spread out over 8 years) of the merging company and the acquiring company or of 50% of the acquiring company’s taxable income in that tax year, prior to setting-off the loss from previous years, whichever is lower.

As part of the conditions of the agreement according to which the Company purchased Eurocom’s holdings in DBS (50.2%) (“the Purchase Agreement”) from Eurocom, a condition was prescribed for payment of a contingent consideration component which is, inter alia, that a final decision is made on taxation of DBS’s losses. Following the entering into Tax Assessment Agreement and the taxation decision, on September 27, 2016, the Company paid an amount that reflects a principal of NIS 188 million for this consideration component, based on the conditions of the Purchase Agreement.

Subsequently, on September 27, 2016, the Board of Directors of the Company and the Board of Directors of DBS approved conversion of the shareholder loans registered in the Company’s name in DBS’s books (including the shareholder loans purchased from Eurocom DBS Ltd.) that were provided until June 23, 2016, of which the outstanding amount, including principal and interest accrued at September 27, 2016 is NIS 5.3 billion, into equity to be recorded in DBS’s books as a premium on shares. On this matter, see also the update to Section 5.18.4.

On this matter, see also the Company’s Immediate Reports dated September 18, 2016, September 25, 2016 and September 28, 2016, included here by way of reference.

For additional information about taxation, see Note 5 to the Company’s Financial Statements for the period ended September 30, 2016.

Section 2.16 - Restrictions and control of the Company's operations

Section 2.16.1 - Control of Company tariffs

On July 26, 2017, a temporary order was signed applicable from June 1, 2016 whereby payments for the Company’s services will not be updated on June 1, 2016 under the Payments Regulations. The temporary order includes amendments concerning the update data to be taken into account on the date of the next update which will be June 1, 2017.

Section 2.17.4 - Employment agreements

Subsection (E) - on an agreement between the Company and Menorah Mivtachim Insurance Ltd. (“Menorah”) relating to arrangements for pension payments - the Commissioner of Insurance approved the policy and it entered into force on March 31, 2016. Accordingly, as of May 1, 2016, Menorah issued policies for retiring employees, and payment of the annuities and related payments is made on the basis of these policies.

Section 2.17.5 - Management agreement:

On June 30, 2016, the general meeting of the Company's shareholders approved the extension of an agreement between the Company and Eurocom Communications Ltd. to provide the Company with on-going management and consulting services for a three-year period commencing June 1, 2016, in consideration of a total of NIS 6,432 thousand per annum. For additional information, see an Immediate Report dated May 26, 2016 (Convening of a Special General Meeting), which is included in this report by way of reference.

Section 2.18 – Legal proceedings

Subsection (A) on an action together with an application for its certification as a class action from February 2012 on the subject of the accessibility of handsets and services to the disabled public - in April 2016 a compromise settlement in this case was validated as a court ruling thus concluding the proceeding. On this, see also the update to Section 3.17 (B).

14

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

Subsection (G) concerning two actions together with applications for their certification as class actions, from November 2015 (“the Preliminary Application”) and March 2016 (“the Later Application”), regarding allegations of preventing competition in the communications market and delaying the implementation of the wholesale market - in May 2016, the Later Application, which discusses the same matter as the Preliminary Application, was struck out. Subsequently, and for the court’s approval, the Plaintiff in the Preliminary Application filed an amended application for certification of a class action on the same matter.

In August 2016, two claims together with two motions for their certification as class actions were filed against the Company in the Tel Aviv District Court by the same plaintiff who is a customer of the Company. In one of the motions filed against the Company and against an ISP it is argued, inter alia, that the Defendants act unlawfully with respect to the transfer of Internet subscribers from one ISP to another in that the subscriber is not disconnected immediately from the abandoned ISP and as a result the subscriber is charged twice for the same service. According to the information in the motion, the amount of the class action is unknown. In the second motion, which was filed only against the Company, it is argued, inter alia, that the Company unlawfully charges NIS 5.93 per month for “support and warranty” service which the Plaintiff claims he has no need for. According to the information in this motion as well, the amount of the class action is unknown.

3.	Mobile radio-telephone (cellular telephony) - Pelephone Communications Ltd. ("Pelephone")

Section 3.4 - Trade receivables

In Q2, Pelephone implemented a one-time write-off of 499,000 subscribers (of which 455,000 are prepaid subscribers and 44,000 are postpaid subscribers) on the CDMA network who have not made use of outgoing calls / internet browsing in the last six months, and this over and above the on-going write-off which is performed according to the method for measuring subscribers. This write-off is further to a series of actions taken by Pelephone to reduce the volume of traffic on this network, including, inter alia, contacting the CDMA subscribers and offering them specific marketing packages to replace the handsets in their possession and replace their car extensions.

Section 3.6 - Competition

On May 19, 2016, the Ministry of Communications announced its decision to reject the merger request submitted by Golan Telecom and Cellcom in view of the concern that competition in the cellular sector would be affected.

In June 2016, Pelephone decided not to implement the cooperation agreement that it had signed with Cellcom on September 21, 2014, for the maintenance of passive components on cellular sites (through the services of an external contractor who was due to have been selected). Pelephone decided to deal with this issue internally, by means of processes to be carried out by its own employees.

According to an announcement by Cellcom, on July 12, 2016, Cellcom and Marathon 018 signed a 4G network sharing agreement on the active radio segment and to provide hosting services in relation to its 2G and 3G networks. Insofar as this agreement is approved, it will increase the number of operators that own infrastructure to six.

Section 3.7 - Property, plant and equipment, and facilities

On March 21, 2016, Pelephone reported that on that morning a fire broke out in Pelephone’s switching farm in Kiryat Aryeh in Petach Tikva. The fire caused disruption to surfing and to incoming and outgoing calls for a large number of Pelephone subscribers, including customers of the companies hosted on its network. Pelephone took action on the very same day to transfer these subscribers to a different switch. In the evening of March 27, 2016, Pelephone reported to the Company that work to repair the support system in the switching facility at which the fire had taken place, had been successfully completed and the facility was now fully up and running.

Section 3.9.7 - Announcement of a labor dispute

On the announcement of a labor dispute from August 3, 2015 - on June 6, 2016 the application that Pelephone had filed for temporary relief to prevent the continuation of a slowdown and disruption of work was struck out, based on the announcement whereby the parties had reached a settlement.

15

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

On November 3, 2016, Pelephone was informed by the New General Federation of Labor (“Histradrut”) - Union of Cellular, Internet and Hitech Workers, that a labor dispute was announced in accordance with the Settlement of Labor Disputes Law, 1957 and a strike beginning November 17, 2016 onwards (“the Announcement”). According to the Announcement, the main issues under dispute are the introduction of unilateral structural / organizational changes that significantly impact working conditions, workers’ rights and job security, including changes to their job description and infringement of the work conditions of sales reps in the private division call centers. Pelephone rejected these arguments in previous correspondence.

Section 3.10 - Trade payables

On October 1, 2016, a new agreement entered into force with Apple Distribution International (“Apple”) for the purchase and distribution of iPhone handsets, whereby Pelephone will undertake to purchase a minimum annual quantity of handsets over an additional three-year period at manufacturer’s prices that will be in force on the actual date of the purchases. Pelephone estimates that as in previous years, these quantities will account for a substantial share of the number of handsets that it expects to sell during the agreement period.

Section 3.15 - Restrictions on and control of Pelephone's operations

In June 2016, it was publicized in the media that the Ministry of Communications intends, in the near future, to distribute a hearing to discuss a change of policy relating to payment for call completion and SMS completion on the cellular and domestic carrier networks. Concurrently, the Ministry of Communications contacted Pelephone for information and incidental to that request, it even mentioned this intention in a letter sent to Pelephone (on another subject).

Section 3.16 – Significant agreements

On July 14, 2016, a new online tender was conducted by the Ministry of Finance Accountant General for the provision of cellular services to state employees (“the Tender”). Pelephone, which, further to winning previous tenders, has provided cellular services to the government and state employees for several years, participated in this Tender as well which it won after being ranked in first place. Pelephone will therefore continue to be the main provider of cellular services to state employees.

Under the terms of the Tender, Pelephone will provide cellular services to an estimated 100,000 subscribers in the civil service over a period of three years (with an option for extension by the state for a total of 45 months beyond the basic 36 months). Pelephone will also provide terminal equipment in the amount of about 10,000 handsets.

The award of this additional tender to Pelephone is expected to continue to generate significant income for Pelephone throughout the period of the agreement. Nevertheless, the reduced prices at the reverse bidding stage as well as the Accountant General’s decision to hold separate tenders from time to time for the purchase of terminal equipment over and above the 10,000 handsets that were included in the Tender (a component that was included in its entirety in the previous tender), led to a significant reduction of Pelephone’s income from the Accountant General’s customer compared with revenues from the previous tender.

The above-mentioned forecasts are forward-looking information, as defined in the Securities Law, 1968. The forecasts are based on Pelephone’s estimates, assumptions and expectations, that might not materialize and/or may materialize in a manner that differs from the foregoing.

Section 3.17 – Legal proceedings

A.	Information on additional claims

On March 23, 2016, Pelephone received a claim and an application for its recognition as a class action, which was filed in the Tel Aviv-Jaffa District Court. The plaintiff argues that due to the broadband malfunction on Pelephone’s network on March 21, 2016, as a result of a fire in one of its installations, Pelephone customers were unable (whether fully or partially) to receive the services they are entitled to, including making and receiving calls, text messages and cellular surfing. The plaintiff has asked for a monetary refund and compensation for all Pelephone customers who suffered from the malfunction and for compensation for the loss of income for Pelephone customers who require the services in order to conduct their business. The amount of compensation requested per customer is a refund of the proportional amount paid by the customer for each day of the malfunction, plus NIS 10 per private customer and NIS 1,010 per business customer. On August 28, 2016, the application was consolidated with another application to certify a class action that was filed in connection with the same event, while another application filed on this matter was struck out.

16

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

On June 13, 2016, Pelephone received a claim and an application for its recognition as a class action, which was filed in the Jerusalem District Court. The Plaintiff argues that Pelephone enrolls its customers without their knowledge and without having asked to do so, in the Smart Call service that blocks incoming marketing calls from various marketing centers, including from the call centers of Pelephone’s competitors. Pelephone therefore violates competition and the ability of its customers to move to a competing company, thus enriching itself unlawfully. The Plaintiff estimates the total amount of the claim at NIS 200 million.

On October 10, 2016, Pelephone received a claim and an application for its recognition as a class action, which was filed in the Central District Court. The plaintiff argues that Pelephone and another cellular company do not allow their subscribers to make full use of their pre-purchased packages for overseas travel, and this by setting discriminatory, unlawful conditions whereby the international package can only be used for a short period (a week to one month) and at the end of this period any outstanding, unutilized amount in the package expires without any refund. The plaintiffs do not expressly state the amount of the action against the Defendants, but estimate the loss caused to the group members from the discriminatory condition at tens of millions of shekels a year.

B.	Information on terminated claims

Section 3.17.1 (B) - On a claim and application for its certification as a class action from February 2012 that was filed in the Jerusalem District Court against Pelephone, the Company, Cellcom and Partner - in April 2016, the court approved the compromise settlement between the parties to drop the suit in return for implementing a series of accessibility adjustments and benefits for people with disabilities. In addition, the group of defendants will credit the plaintiffs with insignificant amounts. On this matter, see also the update to Section 2.18.

Section 3.17.1 (D) - On a claim and application for its certification as a class action from August 2012 that was filed in the Central Region District Court against Pelephone, Cellcom and Partner: in May 2016, the court approved the agreements reached by the parties whereby the application will be struck out and Pelephone will change its practices relating to the acceptance of handsets and parts for repair.

Section 3.17.1 (G) – On a claim and application for its certification as a class action from August 2015 that was filed against Pelephone and three other respondents - on November 21, 2016, the applicant’s abandonment of the application to certify the action as a class action against Pelephone was approved and his personal claim against Pelephone was dismissed.

Section 3.17.1. (H) - On a claim and application for its certification as a class action from November 2015 that was filed in the Central Region District Court against Pelephone and two other cellular companies - on September 15, 2016 the court dismissed the applicant’s personal claim and the application to recognize it as a class action.

4.	Bezeq International – international communications, Internet and NEP services - (“Bezeq International”)

Section 4.15 – Legal proceedings

In June 2016, a claim was filed in the Jerusalem District Court against Bezeq International together with a motion for its certification as a class action. The subject of the action is the allegation that Bezeq International misleads its customers by selling them surfing packages with speeds of 100 MB, whereas the actual speed provided to customers is tens of percent lower. The Plaintiff estimates the amount of the class action at NIS 187 million.

In September 2016, a claim was filed against Bezeq International together with a motion for its certification as a class action that was filed against Bezeq International and two other international operators (“the Defendants”) in the Central Region District Court. The subject of the action is the tariff that the Defendants collect for outgoing international calls made by random customers. The Plaintiff argues that this tariff is excessive and unreasonable, and it therefore contravenes Section 17 of the Communications Law. The Plaintiff does not specify the amount of the action against the Defendants.

17

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

Section 4.15.1 (subsections A and C) concerning two claims and applications to certify them as class actions that were filed against Bezeq International and other international operators in which it is argued that Bezeq International misled customers who purchased prepaid international phone cards with respect to the number of minutes on the phone cards - on September 15, 2016 a ruling was given approving a compromise settlement that the parties had signed in relation to the two proceedings, in which context Bezeq International will allow calls to be made in the amount of NIS 5 million for no charge, and it will also pay NIS 550,000 in compensation and legal fees to the class plaintiffs. The approval of the settlement arrangement brings the claims to an end and res judicata applies to all the arguments therein, to the extent they pertain to Bezeq International.

5.	DBS - Multi-channel television Satellite Services (1998) Ltd. ("DBS")

Section 5.1 - General information about this area of activity

Section 5.1.1 - In October 2016 the government published the proposed Economic Plan for 2017 and 2018 (Legislative Amendments for the Implementation of Economic Policy for Fiscal Years 2017 and 2018), 2016 (“Economic Arrangements Bill”) in which the communications chapter includes several proposals that might have repercussions on this area of activity. The main points of the proposals are:

A.	Operation of a DTT system -

The Ministers of Communications and Finance will be authorized to appoint an operating entity to operate the system to be chosen by tender. In addition to a permit for operating the system, the chosen private operating entity will also receive from the Council a general license for broadcasting via digital broadcasting channels, to broadcast additional channels of its choice, which will be financed through subscription fees or commercials.

Furthermore, the Council will have the power to grant a special license for broadcasting via digital broadcasting channels to an entity that wishes to broadcast one channel on the system, where these licenses will be covered by the provisions pertaining to the holders of cable broadcasting licenses under the Communications Law, with the relevant adjustments.

B.	Distribution of “open broadcasts”[7] over the Internet -

The operating entity will be obligated to set up a website and distribute the open broadcasts over the Internet, by way of an additional original broadcast, such that everyone will be able to watch these broadcasts on the operating entity’s website, in real time and free of charge, and this in addition to distribution of the content via the digital broadcasting channels.

Moreover, the operating entity will be obligated to provide access to the open broadcasts that it distributes in a manner that gives the content providers8 access to the open broadcasts and they will be entitled to distribute them.

Content providers will be permitted to broadcast open broadcasts and provide access to them via the Internet even without obtaining permission from owners of the rights in the open broadcasts and in programs included in the content under the Copyright Law, 2007, and the Performers and Broadcasters Law, 1984, and free of charge, when the conditions prescribed in the bill are met, including providing access to the open broadcasts free of charge.

When the bill enters into force, the proposed arrangement concerning secondary broadcasting by content providers will apply with respect to open channels. Regarding commercial channels that the system is obligated to transmit, the onset of the arrangement will be postponed by five years, during which special arrangements, as specified in the transition provision prescribed in the bill, will apply.

DBS is currently studying the proposals in the Economic Arrangements Bill and it is unable to estimate whether they will be adopted and in what version or scope they will be adopted, or the scope and extent of the impact of these amendments, insofar as they are adopted, on its business.

[7]	Defined as television broadcasts distributed via digital broadcasting channels as specified in the bill.
[8]	In the bill, a “content provider” is defined as one whose principal activity is the broadcasting of diverse content to the Israeli public, provided that the content is broadcast at its initiative, via an interface that it controls, irrespective of whether the broadcast content can be viewed in real time, simultaneously by the public, or the viewer chooses when and where to view the content.

18

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

Section 5.1.2 - in June 2016, the Filber Committee published its conclusions and recommendations on the regulation of the broadcasting market. The main points are:

A.	Definition of content providers for subscribers

The Committee recommends defining audiovisual content providers as follows: (a) small provider - has a market share greater than 10% of market revenues; (b) small, stable provider - has a market share greater than 10% of the revenues for 3 consecutive years; (c) substantial provider - has a market share greater than 20% of revenues. (DBS is a substantial provider).

“Narrow regulations” will apply to small providers by virtue of the license they receive (including obligations to mark and classify content, provide accessibility for the disabled, protect children, regulation of marketing content, cross ownership and regulations for news broadcasting, if they choose to broadcast news). Small providers will also be allowed to choose as a source of funding either advertisements (under regulations to be defined on the basis of existing rules on this subject) or subscription fees. Small, stable providers and substantial providers will be subject to “narrow regulations” as well as “broad regulations” that include obligations to invest in and show original Israeli productions.

B.	Original productions:

The Committee recommends a gradual reduction whereby the total investment obligation of substantial providers (HOT and DBS) with respect to original productions will decrease gradually from 8% to 6.5% in 2021, whereas the investment in quality productions will increase from 4% to 5% of the provider's revenues.

C.	Regulation of must-sell requirements and competition in the content sector

(1)	The Committee recommends imposing a must-sell obligation on sports channels towards licensed content providers, and a must-sell obligation on sports enterprises towards sports channels. The programs will be offered for sale by the channel purchasing the broadcasting rights, according to the average cost+ per subscriber model. The complete channels will be offered for sale at an average price per subscriber to be determined by the channel’s owner and collected equally based on the total number of subscribers of all the providers. An obligation will be imposed on independent channels receiving funding for original productions and on sports channels to receive "approval for broadcasting in Israel," which will include an obligation to sell sports broadcasts as detailed below, as well as a "special license" appendix giving them the right to switch between broadcasting platforms against payment of a channel transfer fee.

Under the Economic Arrangements Bill and pursuant to the Filber Committee’s key recommendations, it was determined that the obligation to share sports content will be regulated at two levels:

First is an obligation that will apply to the owners of rights in significant sports enterprises (up to seven, to be determined by the Council) that are broadcast to the Israeli public, to grant licenses to broadcast the significant sports enterprise to the producer of a sports channel that requests such a license, in return for a price that is based on an average cost per subscriber: the price paid by the owner of the right in the significant sports enterprise for that right, plus reasonable profit, divided by the number of viewers exposed to the significant sports enterprise broadcast by the owner of the right therein and by producers of the sports channels who applied for a license in accordance with the conditions of the bill.

The second level is an obligation that will apply to the producer of a sports channel that broadcasts sports content to the Israeli public from one or more of the aforementioned significant sports enterprises or from another sports enterprise determined by the Council, to grant to any content provider that so requests, a license to broadcast the sports channel at a price that is based on a multiple of the number of viewers who are exposed to the broadcasts of that content provider (but not less than the minimum number of subscribers to be determined by the Minister) at a price per viewer determined by the producer of the sports channel and that is uniform for all the content providers.

(2)	The channel transfer fee on the cable network will be updated by the Minister by January 1, 2017. This decision will also apply to DBS.

(3)	Regarding independent channels, the Commission adopts the recommendation of the Eyal Committee for distributing the ownership of rights in purchased original productions or independent productions according to the principles set out in the Report. Additionally, at the end of the first three years after the initial broadcasting of a work, the independent channels receiving original production funding will be subject to a must-sell requirement, to enable additional broadcasting of the original productions they produced on behalf of the substantial providers The selling price will be determined by the independent channels, and its reasonableness will be examined over time by the Minister and the Council.

19

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

(4)	The Committee further recommends applying to the Antitrust Authority to grant general permission for cooperation between the owners of the independent channels in marketing and billing so as to enable the supply of joint content packages to subscribers.

D.	Cancellation of the Standard Package and the New Basic Package

It is proposed that the Standard Package which HOT and DBS are currently obligated to provide, should be cancelled. It is further proposed that on February 22, 2017, when the Minister’s decision regarding the Basic Package expires, an upgraded package will be offered, called the "core package," to include – apart from the mandatory channels which the license holders are required to transmit to subscribers by law – a sports channel and a children's channel that will be produced in Israel. Furthermore, 75% of the original productions will be available to all core package subscribers on VOD, which will be provided equally to all subscribers to the core-package. The price of the core package will be set by the substantial providers such that its current price will serve as an upper price limit and its reasonableness will be examined by the Minister and the professional entities. If the price is found to be unreasonable, the Minister will set the binding maximum price.

E.	Leveling the playing field: deregulation

The Committee is of the opinion that the regulator must conduct a comprehensive review of the existing consumer regulations, with a view to narrowing its focus, to the extent possible, in terms of essential consumer issues related to its sphere of authority, to the market structure and competition in the market and to companies operating in the sector and the services they provide. The Committee further recommends that where possible, the specific regulations applying to broadcasting be replaced ex ante with general rules established for providers and with non-intervention in specific matters.

F.	Regulatory requirements for a commercial license holder

(1)	It is proposed to simplify the regulatory regime so that anyone broadcasting a channel that is funded by advertisements, including a license holder for cable broadcasts that broadcasts a dedicated channel, will be granted a commercial license.

(2)	In order to help out new commercial license holders who have still not consolidated their competitive and economic position in the market, it is proposed to grant industry protections to a "new commercial license holder," who achieved more than three years earlier a market share of at least 10% of total revenues from advertisements in the market of commercial license holders, and to an "established commercial license holder," who achieved a market share of at least 15% of revenues from advertisements, and to subject them to narrow regulation with no obligation to invest in original productions.

(3)	“Ordinary commercial license holders” who achieved a market share of at least 20% of total revenues from advertisements will be subject to broad regulations that include an obligation to invest in original Israeli productions as well as an obligation to broadcast news, including a minimum expenditure on news broadcasts. All license holders will be subject to regulation regarding cross ownerships and regarding news broadcasts.

(4)	The Committee also recommends reducing the amount that commercial license holders are required to invest in making local quality productions (starting from 2019) and in purchased local productions, as well as gradually reducing the obligation to invest minimum amounts in news broadcasts.

G.	Marketing content

The Committee recommends that the Minister should adopt the principles prescribed in its interim recommendations (as noted in Section 5.1.2 of the annual report) and to authorize the Council of the Consolidated Authority to set rules for this regulation.

Regarding some of the recommendations, including the recommendations relating to regulation of competition in the content sector and to the Basic Package, the Committee recommends establishing a dedicated professional team consisting of representatives of the Ministry of Communications, the Council and representatives of the Budget Department, to submit specific recommendations for implementation to the Minister of Communications, after hearing the relevant entities, by November 1, 2016.

20

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

DBS is still studying the Committee’s recommendations and conclusions and neither DBS nor the Company is able, at this stage, to assess the scope and extent of the effect of the recommendations on their business, should they be adopted and depending on their final form and manner of adoption.

Section 5.9.2 - Terminal equipment

In April 2016, DBS entered into a framework agreement with Draco Ltd. (supplier of decoders) and Altech (manufacturer of decoders) for the development and supply of advanced HDPVR decoders. DBS might be dependent on these entities.9

Section 5.12.5 - Labor unionization

In September 2016, DBS signed a collective agreement with the New National Labor Federation (“Histadrut”) and DBS’s workers committee. Following are the main points of the agreement:

1.	The agreement is in force from the date on which it was signed through September 27, 2019. After this date, the agreement will be extended automatically for a period of 12 months at a time, unless either party gives notice that it wishes to change the agreement. The agreement will apply to all the workers of DBS (except for a certain percentage of employees and managers).

2.	Among other things, the agreement specifies the periods after which a DBS employee will be considered a permanent employee, mechanisms that involve the workers committee in decision making relating to the filling of positions and termination of the employment of permanent employees in DBS, as well as annual wage increases and other economic benefits that DBS will give the workers during the agreement period.

Section 5.15.5 - S&P Maalot ratings for DBS and its debentures

In July 2016, S&P affirmed the “ilAA” rating of DBS, with a stable outlook. The announcement mentioned that any change in the Company’s rating will affect the rating of DBS.

Section 5.16 - Taxation

DBS submitted its objection to the tax assessments for 2010-2011 that it received in December 2015, and it received an extension to submit a detailed objection with respect to these tax assessments until September 2016.

For a description of the tax assessment agreement that the Company signed with the Tax Authority, and a taxation decision issued in this context, see the update to Section 2.14.

Section 5.17 - Restrictions on and supervision of the company

Section 5.17.3 - Pursuant to the Hearing Document published by the Council, in March 2016, the Council passed a resolution on the policy of special offers and the application of transparency instructions which entered into force in July 2016, the main points of which are as follows:

1.	Each primary deal (a deal including the broad basic package, the narrow basic package or any other basic package that will be offered in the future) will be priced for a defined and fixed period of 4 to 18 months only ("the First Price Period") during which no price increase will be allowed.

2.	Notwithstanding the foregoing, it will be possible to grant an additional discount during the first four months of the First Price Period.

3.	It will not be possible to cancel a special deal during the First Price Period, unless permitted by law.

[9]	Replacing one manufacturer with another does not, of itself, involve additional material costs, however a substantial preparatory period is required to adapt the decoders of the alternative supplier to the broadcasting and distribution systems of DBS (which is also dependent on the supplier of these services, Cisco, as noted in Section 5.9.4 of the Periodic Report), which could, in the event of the termination of the engagement at short notice, cause DBS to lose revenues.

21

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

4.	It will be possible to agree in advance with a subscriber on the price that will apply after the First Price Period, subject to the following conditions: (a) The continuation prices must be set out in the rules and regulations of the special deal for which the subscriber signed up; (b) DBS may adjust the continuation prices only for linkage to the CPI, where this has been specified in the rules and regulations of the special deal; (c) DBS must provide the subscriber with written notice during the period of notification specified in Section 13A of the Consumer Protection Law, and will give notice by invoice and by text message as set out in the Consumer Protection Law; (d) following the expiration of the First Price Period DBS may terminate the special deal in a notice provided at least 30 days in advance.

5.	All primary deals must be publicized on the website (excluding special retention offers). It is not mandatory to publish bonuses and compensation offers (the Council has authorized the Chairman of the Council to reach agreements also on publication to people who do not subscribe to Internet services).

6.	The customer service centers must offer subscribers the best deals that are relevant to them.

7.	The provisions of the decision will not apply at this stage to business customers and with respect to economies of scale, including kibbutzim, workers' committees and the like.

8.	The Council does not intend to prevent differentiation between special deals targeting new customers and those targeting existing customers.

9.	A preparatory period of three months has been set, which the Chairman of the Council has been authorized to extend if she considers this necessary. This period was not extended.

Section 5.18.1 - Space segment leasing agreement

In June 2016, during the course of a routine, periodic maneuver of the Amos 2 satellite, the channels broadcast to DBS customers were shut down for about two hours, during which time DBS transferred the broadcasts to the Amos 3 satellite. When the normal function of the Amos 2 satellite was restored, the broadcasts were returned to it and DBS resumed normal, ongoing operation to its subscribers.

In September 2016, Spacecom reported that to the best of its knowledge, an explosion occurred during ground fueling of the launch rocket for the Amos 6 satellite causing total loss of the satellite, which was scheduled to replace the Amos 2 satellite for DBS’s broadcasts. Spacecom informed DBS that according to revised estimates, Amos 2 is expected to continue broadcasting until the end of the first quarter of 2017. This estimate regarding the date of terminating broadcasts from Amos 2 is forward-looking information, as this term is defined in the Securities Law, which is based, inter alia, on the information that DBS received from Spacecom, which is partially even beyond the control of Spacecom and depends on its engagements with third parties, physical and technical conditions relating to the operation of the satellite and its broadcasting ability as well as weather conditions. Consequently, this estimate may not materialize, or it may materialize in a manner that differs significantly from that foreseen, in part depending on conditions relating to operation of the satellite, to its proper function, and to external factors that affect operation of the satellite and the activity of Spacecom.

At the date of this report, DBS continues to broadcast normally, since its broadcasts are transmitted via the Amos 2 and Amos 3 satellites (including the transfer of additional space segments from Amos 2 to Amos 3). It is possible that in the future, if a replacement is not found before Amos 2 ceases to function, it will be necessary to remove a limited number of low-audience channels from DBS broadcasts, since in this case it will broadcast exclusively via Amos 3. DBS is reviewing the possibility of receiving extra space segments from Spacecom, in addition to the nine segments that Spacecom undertook to provide to DBS in the event of a malfunction of the Amos 6 satellite, which would eliminate the need to remove a limited of number channels, as noted above, as well as other implications arising from the loss. As far as DBS is aware, Spacecom is working to find such alternative capacity.

DBS believes, and based on the information it received from Spacecom, in view of the expected transfer of additional space segments from Amos 2 to Amos 3 as noted above, and insofar as such additional, alternative capacity is not found for DBS’s broadcasts, that the limitations to the activity of the Amos 3 satellite due to the malfunction of the satellite battery, might, for certain short periods, at night, affect some of DBS’s broadcasts.

Section 5.18.4 - Agreements between DBS and the Company

In September, 2016, the boards of directors of the Company and of DBS approved conversion of the shareholder loans registered in the Company’s name in DBS’s books (including loans purchased from Eurocom) that were provided until June 23, 2016, of which the outstanding amount, including principal and interest accrued at September 27, 2016 was NIS 5,319,400 thousand, into equity to be recorded in DBS’s books as a premium on shares. On this matter, see also the update to Section 2.14.

22

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

Section 5.19.1 - Pending legal proceedings

In April 2016, a claim was filed against DBS in the Tel Aviv District Court together with a motion to certify it as a class action. According to the plaintiffs, who are DBS subscribers, the condition included in the agreement between DBS and its customers, which allows a subscription to be put on hold for a limited period thus avoiding the payment of a subscription fee for this period, and provided that the freeze is for a period of at least 30 days (“the Condition”) is a discriminatory condition and is unreasonable in a standard contract. Furthermore, the plaintiffs contend that DBS allows customers to have their subscription frozen for shorter periods if they make the request by phone - which the plaintiffs argue misleads consumers and is unfair conduct and, among other things, is in breach of the provisions of the Contracts Law, the consumer protection laws and constitutes unjust enrichment.

The plaintiffs have asked the court to order the cancellation of the Condition of the agreement and alternatively to determine that DBS’s conduct as described above is misleading and not in good faith. The court is also asked to instruct DBS to compensate the subscribers who are members of the group in the total amount of NIS 736 million for the periods in which they ostensibly did not utilize its services but they were deprived of their right to freeze their subscription, as claimed, in view of the aforementioned condition.

Section 5.19.1 A (application to approve a class action relating to Channel 5+ broadcasts) - in June 2016, the court recommended that further changes be made in the compromise settlement, which insofar as they are accepted by the parties, an amended settlement arrangement must be submitted to the court. Further to an additional decision of the court from August 2016 (after the review of an amended settlement arrangement that was submitted to it), the parties submitted an amended settlement arrangement to the court, as per the court’s proposal. According to the settlement arrangement signed by the parties, that was validated as a court ruling in November 2016, DBS will give a bonus to each of the group members of which the total value, for the entire group, is NIS 14 million (when fully exercised).

Section 5.19.1 D - (motion to certify a claim as a class action on the subject of price discrimination) - with the agreement of the parties, the court ruled that in view of the fact that a hearing on corresponding cases against other defendants, which raise similar questions of fact and justice, has been deferred by the court that is hearing these cases, and in view of the fact that a motion is pending to move the hearing on these motions to another court, the proceedings in relation to the motion for certification are on hold until another decision is made.

Section 5.21.3 - DBS specific risks

Subsection D - As mentioned in Section 5.18.1, insofar as no alternative is found for DBS’s broadcasts before the Amos 2 satellite terminates its operations, and as long as there is no substitute satellite, DBS is expected to broadcast exclusively via the Amos 3 satellite. As a result, in any such period, there will be no duplication on the satellites via which DBS broadcasts are transmitted and the broadcasts will be entirely dependent on the redundancy, availability and regular broadcasting capacity of this satellite.

November 22, 2016
Date	Bezeq The Israel Telecommunication Corporation Ltd.

Names and titles of signatories:

Shaul Elovitch, Chairman of the Board of Directors

Stella Handler, CEO

23